12012738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

SEC FILE NUMBER
8-67778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INTEGRITY CAPITAL PARTNERS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 CLEMATIS STREET, #210
(No. and Street)

WEST PALM BEACH (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW BLOEMERS 561-820-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVE., STE. 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANDREW BLOEMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST INTEGRITY CAPITAL PARTNERS CORP., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNNE H. BRAUNSTEIN
MY COMMISSION # DD 805525
EXPIRES: November 13, 2012
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Signature

PRESIDENT

Title

Lynne H Braunstein

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INTEGRITY CAPITAL PARTNERS CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	331,240
Receivable from clearing broker		1,120
Deposit with clearing broker		33,884
Securities purchased, not yet sold		262,469
Property and equipment, net of accumulated depreciation of $6,584		30,749
Other assets		34,021
Total assets	$	693,483

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	72,335
Accrued liabilities		240,885
Total liabilities		313,220
Stockholders' equity:		
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		402,066
Retained earnings - deficit		(21,903)
Total stockholder's equity		380,263
Total liabilities and stockholder's equity	$	693,483

The accompanying notes are an integral part of these financial statements.